UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 4, 2025

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock

Item 3. Material Modification to Rights of Securityholders

Certificate of Amendment

On September 4, 2025, Terracycle US Inc. (the “Company”), filed a certificate of amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware to among other items:

(i)	effect a hundred for one (100:1) stock split of its issued and outstanding shares of its common stock and preferred stock;
(ii)	authorize additional shares such that the Company is now authorized to issue a total of 110,113,400 shares, consisting of:
a.	80,113,400 shares of Common Stock, par value of $0.0001per share; and
b.	30,113,400 shares of Preferred Stock, par value of $0.0001 per share (of which 19,617,300 shares are designated as Non-Voting Class A Preferred Stock and 10,000,000 shares are designated as Non-Voting Class B Preferred Stock (the “Class B Preferred Stock”);
(iii)	designate a new class of preferred stock, the Class B Preferred Stock; and
(iv)	modify the dividend rights of the Common Stock.

A copy of the Certificate of Amendment is filed as Exhibit 2.3 to this current report on Form 1-U.

Exhibit No.	Description
2.3	Certificate of Amendment to Certificate of Incorporation

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	October 14, 2025